UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Evergreen Energy Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

30024B203
(CUSIP Number)

William Laughlin
General Counsel
Evergreen Energy Inc.
1225 17th Street, Ste. 1300
Denver, CO 80202-5506
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

 November 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30024B203

1
NAMES OF REPORTING PERSONS
Ilyas Khan
ECK & Partners Holdings Limited (“ECK”)
Crosby (Hong Kong) Limited (“CHKL”)
Stanhill Special Situations Fund (“SSSF”), formerly Crosby Special Situations Fund
Stanhill Capital Partners Limited (“SCPL”), formerly Crosby Capital Partners (BVI) Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ilyas Khan – British Citizen; ECK – British Virgin Islands; SSSF – Cayman Islands CHKL – Hong Kong; CAMI – Cayman Islands; SCPL – British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		1,858,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,858,250

WITH	10	SHARED DISPOSITIVE POWER

		0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,858,250

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.60%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

Item 1.	Security and Issuer
This statement relates to warrants to purchase, and the purchase of, Common Stock, $0.001 par value per share (the “Common  Stock”), of Evergreen Energy Inc., (the “Issuer”).  The Issuer’s principal executive offices are located at 1225 17th Street, Ste. 1300, Denver, Co 80202-5506.

Item 2.	Identity and Background
This Amendment No. 3 to the Schedule 13D filed on January 10, 2011 (this “Amendment”) is being filed on behalf of Ilyas Khan, a resident of the United Kingdom, ECK & Partners Holdings Limited, a British Virgin Islands company, Stanhill Special Situations Fund, a Cayman Islands company (formerly known as Crosby Special Situations Fund), Crosby (Hong Kong) Limited, a Hong Kong company, and Stanhill Capital Partners Limited, a British Virgin Islands company (formerly known as Crosby Capital Partners (BVI) Limited), relating to shares of Common stock, $0.001 par value (the “Common Stock”), of Evergreen Energy Inc., a Delaware corporation (the “Issuer”). Mr. Khan is Chairman and owner of approximately 95% of ECK. ECK is the sole owner of SSSF and SCPL, and owns 99.9% of CHKL. The principal offices of Ilyas Khan, ECK, SSSF, SCPL and CHKL are located at 18/F, Fairmont House, 8 Cotton Tree Drive, Central, Hong Kong. The Reporting Persons are principally in the business of consulting on business transactions and making private investments.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the company being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds
SSSF acquired warrants to purchase 1,238,150 shares of Common Stock pursuant to a professional services agreement with the Issuer. In the event such warrants are exercised, SSSF will use its working capital to purchase the shares of Common Stock in the total amount of $1,166,956.38. In addition, SSSF acquired 75,376 shares of Common Stock in lieu of $233,644 cash compensation due to SSSF under the professional services agreement.

CHKL acquired warrants to purchase 283,654 shares of Common Stock pursuant to a professional services agreement with the Issuer. In the event such warrants are exercised, SSSF will use its working capital to purchase the shares of Common Stock in the total amount of $737,500.40.

SCPL purchased 88,462 shares of Common Stock, for a total purchase price of $230,000, and warrants to purchase 172,608 shares of Common Stock in connection with a private placement financing completed by the Issuer on February 1, 2011. In the event such warrants are exercised, SCPL will use its working capital to purchase the share of Common Stock in the total amount of $463,020.96.

None of the securities were acquired using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

Item 4.	Purpose of the Transaction
The Reporting Persons acquired the warrants and shares of Common Stock beneficially owned by them for investment purposes. On 22nd November, 2011, SCPL contacted the Issuer and informed the Issuer that it will not be proceeding with its offer to acquire the shares in the various subsidiaries controlled by Issuer that hold the entire interests of the patented K-Fuel process and technology. Effective from 13th November, 2011, Ilyas Khan resigned from his positions as director, Executive Chairman and Interim Chief Executive Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer
SSSF directly beneficially owns 75,376 shares of Common Stock and warrants to purchase 1,238,150 shares of Common Stock. The shares of Common Stock were issued in lieu of cash compensation due under a professional services agreement with the Issuer. If all such warrants were exercised, in addition to the Common Stock currently directly beneficially owned, the Common Stock would represent approximately 4.67% of the Issuer’s outstanding shares.  Mr. Khan and ECK have an indirect beneficial ownership of such securities based on their respective control of SSSF.

CHKL directly beneficially owns warrants to purchase 283,654 shares of Common Stock. The warrants are exercisable from August 1, 2011; however, if all such warrants were exercised, the Common Stock would represent approximately 0.93% of the Issuer’s outstanding shares.  Mr. Khan and ECK have an indirect beneficial ownership of such securities based on their respective control of CHKL.

SCPL purchased and directly beneficially owns 88,462 shares of Common Stock and warrants to purchase 172,608 shares of Common Stock through a private placement on February 1, 2011.  The shares of Common Stock were purchased for $2.60 per share. SCPL currently owns Common Stock representing approximately 0.33% of the Issuer’s outstanding shares.  The warrants are exercisable from August 1, 2011; however, if all such warrants were exercised, the Common Stock would represent approximately 1.01% of the Issuer’s outstanding shares.  Mr. Khan and ECK have an indirect beneficial ownership of such securities based on their respective control of SCPL.

The Reporting Persons are not part of a group and each listed Reporting Person has the sole power to vote and dispose of the shares.

Except as described herein, none of the Reporting Persons has effected any other transactions in the Issuer's Common Stock during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
None.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2011

ILYAS KHAN

/s/ Ilyas Khan

ECK & PARTNERS HOLDINGS LIMITED

By: /s/ Ilyas Khan
Ilyas Khan

STANHILL SPECIAL SITUATIONS FUND

By: /s/ Ilyas Khan
Ilyas Khan

CROSBY (HONG KONG) LIMITED

By: /s/ Ilyas Khan
Ilyas Khan

STANHILL CAPITAL PARTNERS LIMITED

By: /s/ Ilyas Khan
Ilyas Khan